EXHIBIT 99.1
                                                                    ------------



NEWS RELEASE

AUGUST 7, 2003

ARC ENERGY TRUST ANNOUNCES SECOND QUARTER RESULTS

--------------------------------------------------------------------------------

CALGARY, AUGUST 7, 2003 (AET.UN AND ARX - TSX) ARC Energy Trust ("the Trust") announces the results for the second quarter ending June 30, 2003.

o    The Star acquisition closed on April 16, 2003.

o    Cash flow was a record $116.5 million.

o Net income from recurring operations was $47.7 million which increased to a record $126 million after a future income tax recovery and a non-cash foreign exchange translation gain.

o 42 per cent of cash flow was withheld from distributions resulting in ARC funding 100 per cent of its $53 million year-to-date capital expenditures from cash flow and also reducing debt.

o On August 6, 2003, ARC's Board of Directors approved an amendment to the Trust's Distribution Reinvestment Plan whereby units issued under the plan will be at a five per cent discount to the prevailing market price.

                                                                     Three Months Ended           Six Months Ended
                                                                           June 30                     June 30
                                                                       2003         2002            2003      2002
-------------------------------------------------------------------------------------------------------------------
FINANCIAL
($CDN thousands, except per unit and per boe amounts)
Revenue before royalties                                            195,081      112,707         371,710    213,571
         Per unit P(1)P                                                1.34         0.98            2.68       1.88
         Per boe                                                      37.12        29.69           40.21      27.60
Cash flow P(3)P                                                     116,546       56,677         219,053    105,871
         Per unit P(1)P                                                0.80         0.49            1.58       0.93
         Per boe                                                      22.17        14.93           23.70      13.68
Net income                                                          125,994       28,831         190,982     43,801
         Per unit P(1)P                                                0.84         0.25            1.35       0.39
Cash distributions                                                   67,495       44,684         126,836     87,913
         Per unit                                                      0.45         0.39            0.90       0.78
Working capital (deficit)                                           (29,107)       3,690         (29,107)     3,690
Long-term debt                                                      437,881      213,364         437,881    213,364
-------------------------------------------------------------------------------------------------------------------
OPERATING
Production
         Crude oil (bbl/d)                                           24,078       20,366          22,580     20,779
         Natural gas (mmcf/d)                                           176          107             147        110
         Natural gas liquids (bbl/d)                                  4,397        3,527           4,049      3,578
         Total (boe/d)                                               57,759       41,713          51,074     42,753
Average prices
         Crude oil ($/bbl)                                            33.71        32.40           36.82      31.30
         Natural gas ($/mcf)                                           6.39         4.67            7.05       4.13
         Natural gas liquids ($/bbl)                                  28.83        23.38           33.90      21.76
         Oil equivalent ($/boe)                                       37.12        29.69           40.21      27.60
-------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL
(thousands)
Trust units outstanding at end of period                            160,165      121,405         160,165    121,405
Exchangeable shares outstanding at end of period                      2,168          763           2,168        763
Exchange ratio at end of period                                     1.39255      1.24982         1.39255    1.24982
Trust units issuable for Exchangeable shares                          3,019          954           3,019        954
Total Trust units & Exchangeable shares at end of period            163,184      122,359         163,184    122,359
Weighted average Trust units & Exchangeable shares P(2)P            145,546      115,235         138,486    113,546
-------------------------------------------------------------------------------------------------------------------
TRUST UNIT TRADING STATISTICS
($CDN, except volumes)
High                                                                  12.84        13.44           12.84      13.44
Low                                                                   11.29        11.85           10.89      11.35
Close                                                                 12.50        12.77           12.50      12.77
-------------------------------------------------------------------------------------------------------------------
Average daily volume                                                502,784      252,405         407,973    347,513
===================================================================================================================

News Release - August 7, 2003
Page 2
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(1)  Per unit amounts (with the exception of per unit distributions) are based on weighted average units. See Note 10 of the June 30, 2003 unaudited consolidated interim financial statements.
(2)  Includes Exchangeable shares converted at the end of period exchange ratio.
(3) Management uses cash flow (before changes in non-cash working capital) to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this report are based on cash flow before changes in non-cash working capital.

MESSAGE TO UNITHOLDERS

The second quarter results continued the momentum achieved in the first quarter with commodity prices remaining relatively high and production volumes above forecast, which had a positive impact on ARC Energy Trust's ("the Trust" or "ARC") revenue and cash flow.

ARC closed the $710 million acquisition prior to closing adjustments of Star Oil and Gas Ltd. ("Star") on April 16. The net acquisition price for the approximately 20,000 boe/d of production and 80 mmboe of reserves acquired was $631.8 million after the sale of certain producing properties and undeveloped acreage to third parties.

On May 20, ARC announced that its independent corporate reserves evaluator, Gilbert Laustsen Jung Associates ("GLJ"), had completed an assessment of the reserves acquired with Star. The assessment increased the established reserves acquired to 80 mmboe, seven per cent greater than the previously announced reserves of 75 mmboe. Based on the revised reserves, the $631.8 million net acquisition price equates to a purchase price of $9.44 per boe of proved reserves and $7.90 per boe of established reserves. These costs are well below the average for year-to-date acquisitions in the industry.

ARC is very pleased with the Star acquisition. It meets our stringent standards for acquiring high quality properties that compliment our existing asset base. The Star assets are concentrated with six properties, located in ARC's existing focus areas, accounting for over 70 per cent of Star's production. Star's core properties have a high average working interest of approximately 61 per cent with Star operating approximately 70 per cent of its production. Excellent future development opportunities exist, especially in the Dawson and Hatton gas properties. In Dawson, proved reserves represent only 12 per cent ultimate recovery of the estimated gas-in-place and in Hatton, greater than 600 infill drilling opportunities were identified by independent engineers, only a portion of which were included in GLJ's evaluation.

The acquisition benefits unitholders as it enhances ARC's asset base and adds significant internal development opportunities to assist in maintaining our production, minimizing the need for near-term acquisitions. The acquisition was accretive by 10 per cent on a cash flow, production per unit and Net Asset Value ("NAV") basis and five per cent accretive on a proved reserves per unit basis. As a result of the acquisition, ARC today is gas weighted with 55 per cent of production consisting of natural gas. In addition, ARC's assets are opportunity rich with a large inventory of development opportunities which will be pursued during the next several years.

ARC implemented a financing arrangement to complete the transaction which included a combination of bank debt and $320 million of convertible debentures. The Trust structured a unique convertible debenture that provided various repayment options to allow ARC to eliminate the debentures over a period of up to two years.

Several developments occurred post-closing of the transaction that have allowed ARC to eliminate the debentures far sooner than anticipated and do so entirely with the issuance of trust units through the debenture holders exercising their option to convert to units at $11.84 per unit. Due to the strong performance of ARC units in the market, the debenture holder elected to convert $200 million of the debentures into units on May 30. The debenture holder entered into a bought deal financing agreement

News Release - August 7, 2003
Page 3
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with a syndicate of underwriters to sell the $200 million of equity issued upon conversion and to also sell the remainder of the debentures to third parties. This was a secondary offering with all proceeds going to the existing debenture holder. This was not an ARC financing, however, the Trust benefited from the financing through a significant reduction to its debt. The closing of the offering took place on June 10, 2003. With the continued strength of ARC units, a further $76 million of the debentures were converted before the end of June, leaving just $44 million outstanding at quarter end. In early July, a further $42 million of debentures were converted into trust units and the Trust issued redemption notices to all remaining owners of the convertible debentures with a redemption date of August 5, 2003. As of August 5, all of the remaining debentures had been converted into units.

This financing strategy was an excellent transaction for ARC unitholders. An equity offering at the time of the acquisition would have netted ARC approximately $10.40 per unit after fees. By issuing the convertible debentures, ARC ultimately received the benefit of a $320 million equity offering at $11.84 per unit net of all fees. The result was 3,742,204 fewer units were issued thereby enhancing accretion to unitholders on the transaction. The combination of revised external engineering price forecasts, the Star acquisition and associated financing, the February 2003 equity offering and other minor factors resulted in an increase in net asset value ("NAV") to $10.42 per unit up from $7.81 per unit at year-end.

At the time of the Star acquisition, ARC announced its intention to sell certain of its existing minor properties accounting for approximately 4,000 boe/d of production during 2003. The purpose of the planned disposition was to reduce debt as well as to further high-grade the Trust's already high quality asset base. Late in the second quarter, ARC announced a $77 million disposition of minor properties which represents the bulk of the planned dispositions.

After completing the largest acquisition in the Trust's history with initially 100 per cent debt, ARC's balance sheet remains strong. With the conversion of all of the debentures and the anticipated closing of the minor property dispositions in August, debt will be reduced to approximately $400 million or one times cash flow.

The increased value of the Canadian dollar during the second quarter had a negative impact on the Trust's cash flow. For every $0.01 increase in the Canadian dollar, the Trust's cash available for distribution decreases $0.02 per unit per year. The Trust mitigates the impact of fluctuations in foreign exchange rates and commodity prices through its hedging program which helps to maintain stable distributions to unitholders.

Distributions for the third quarter will remain at $0.15 per unit. This distribution level has been constant since February 2003. Year-to-date, the Trust has paid out approximately 58 per cent of cash flow to unitholders. The remainder of the cash flow has been directed primarily towards funding our capital program and debt repayment.

A major recent issue for the trust sector has been the increased foreign ownership of some trusts which could affect their status as a mutual fund trust. ARC does not have a U.S. stock exchange listing and the Trust's foreign ownership is estimated to be approximately 10 per cent; therefore, this issue is not currently a concern for ARC.

We look forward to a busy third quarter, with the start of several major development programs planned on our expanded asset base. ARC will undertake the largest shallow gas drilling program in its history over the remainder of this year on the acquired Star properties as well as our existing ARC properties. It is ARC's goal to fully exploit the opportunities gained through acquisitions of new assets. We continue to work hard to fulfill our objectives to provide superior and stable returns to our unitholders and to be a top quartile performer among oil and gas producers.

News Release - August 7, 2003
Page 4
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OPERATIONAL AND DEVELOPMENT ACTIVITIES

-------------------------------------------------------------------------------------------------------------------
                                            3 mos.                 YE 2002
                                             ended               Established           % of
                                          June 30/03              Reserves             Total              RLI(2)
Properties(1)                               Mboe/d                  mmboe             Reserves             Years
-------------------------------------------------------------------------------------------------------------------
Northern AB & BC                             20.5                    98                 37                 12.1
SE Sask                                       9.5                    43                 16                 12.3
SE AB & SW Sask                              10.3                    51                 19                 12.8
Central AB                                    9.6                    30                 12                  8.2
Pembina                                       7.9                    43                 16                 14.5
-------------------------------------------------------------------------------------------------------------------
Total                                        57.8                   265                100                 12.0
===================================================================================================================

(1) Provincial references: AB is Alberta, BC is British Columbia, Sask is Saskatchewan
(2) Production volume used to determine RLI assumes the Star properties were included for a full quarter.

The highlight of ARC's operations in the second quarter was the successful integration of the new assets acquired through the Star acquisition which closed in the middle of April.

ARC's second quarter production of 57,759 boe/d was on target with its forecast. Of that total number, 41,759 boe/d came from ARC's original assets and approximately 16,000 boe/d derived from the newly acquired Star properties effective April 16. ARC estimates average production for the second half of 2003 will be approximately 56,000 boe/d. Production budgets were met despite shut-ins at processing plants in Garrington and Dawson for turnarounds and the negative impact on activities from an early, and extended, spring break-up in several areas.

The largest shallow gas drilling program in ARC's history began in the second quarter with the drilling of 35 wells of a planned 150 well program in southeast Alberta and southwest Saskatchewan. This program will see activity continue throughout the year on the Horsham and Hatton properties acquired from Star as well as on ARC's original assets in the Jenner area of southeastern Alberta.

ARC prides itself on owning a diversified asset base with no one property comprising more than seven per cent of our production. This diversity offers ARC a reliable production base. Consistent optimization and drilling activities in ARC's core areas are key to keeping production stable quarter-over-quarter. An example is the Youngstown area which had a 40 per cent increase in production relative to the first quarter as a result of tie-in of new wells.

The second half of the year will see an increase in development activities. In addition to the shallow gas drilling program, ARC will be very active in many areas of western Canada. In the Ante Creek area, ARC plans to drill four wells in the third quarter as well as add compression to increase production. In our recently acquired Dawson property, four wells previously drilled will be completed in the third quarter along with additional drilling and re-completion work.

In June, ARC announced a 3,700 boe/d disposition of production from minor properties. This transaction is expected to close in August and represents the majority of ARC's planned dispositions for 2003. ARC estimates that third quarter production volumes, net of this disposition, will be approximately 55,900 boe/d.

ARC consistently strives to improve its operations and focuses on cost control as an on-going initiative. During the second quarter, operating costs of $6.57 per boe were 10 per cent lower than the first quarter of 2003. This was partially due to the lower cost structure inherent in the gas properties acquired with Star as well as ARC's on-going cost reduction initiatives. ARC expects to maintain operating costs at this level for the balance of the year.

ARC's independent engineering evaluator completed its assessment of Star's reserves in the second quarter. The assessment recognized a seven per cent increase in the established reserves acquired to 80 mmboe from the 75 mmboe announced at the time of the acquisition.

News Release - August 7, 2003
Page 5
--------------------------------------------------------------------------------


Capital expenditures in the second quarter of $30.6 million were 100 per cent funded through retained cash flow. With the expanded asset base, the Board has approved an increase in the 2003 capital budget, excluding acquisitions, from $115 million to $150 million.

ENVIRONMENT AND SAFETY MANAGEMENT

ARC is committed to conducting its operations in a safe and environmentally responsible manner. Through the second quarter, ARC sustained its safety record of zero Lost-time Accidents for employees and direct contractors. We continued to perform flare pit remediations, well abandonment and reclamations to proactively address environmental concerns.

ARC is currently working on the consolidation of the Star and ARC Safety and Environmental policies and work is continuing in a proactive manner. A new manager of asset integrity has been hired to enhance ARC's environmental and safety management team.

ACQUISITIONS AND DISPOSITIONS

For the six month period ending June 30, 2003, in addition to the Star acquisition, the Trust completed $76.7 million of net minor property dispositions which included $5.6 million of acquisitions and dispositions of $82.3 million.

PRICE RISK MANAGEMENT PROGRAM

The Trust actively manages commodity price risk by entering into hedging contracts to protect revenue from fluctuations in commodity prices. This risk management program helps to provide stability for cash distributions to unitholders, but could, in periods of high commodity prices, result in lost opportunity for the Trust. During the second quarter, revenues would have been $8.9 million higher had ARC been completely un-hedged. For the third quarter of 2003, 59 per cent of crude oil and natural gas liquids are hedged at an average price of US$26.66/bbl and 51 per cent is hedged in the fourth quarter at an average price of US$27.31/bbl. The Trust is hedging into 2004 with 28 per cent hedged currently at average prices of US$26.28/bbl.

Approximately 42 per cent of ARC's gas production was hedged in the second quarter at prices averaging $6.10/mcf, which was $0.90/mcf below the average market price of $7.00/mcf. Currently, approximately 46 per cent of July to September gas is hedged at $5.86/mcf and 29 per cent of October to December gas is hedged at $6.22/mcf. Approximately nine per cent of 2004 gas is hedged at an average price of 5.99/mcf.

CASH DISTRIBUTIONS AND UNITHOLDER RETURNS

Second quarter distributions were $0.45 per unit resulting in 12-month trailing distributions of $1.68 per unit.

Typically, ARC withholds up to 20 per cent of net cash flow to partially fund its development and capital program. However, high commodity prices contributed to record cash flow in the second quarter, resulting in a payout ratio of 58 per cent. The high level of withholding resulted in ARC paying 100 per cent of its $30.6 million capital program from cash flow with the balance of cash flow withheld directed towards debt reduction. This surplus cash flow will be available later in the year, if required, to maintain distributions at current levels.

News Release - August 7, 2003
Page 6
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Quarterly cash flow and cash distributions per unit were as follows:

-------------------------------------------------------------------------------------------------------------------
                                                         2003                                    2002
Per unit                                   Q2             Q1           YTD           Q2           Q1          YTD
-------------------------------------------------------------------------------------------------------------------
Cash flow                               $  0.80      $   0.78     $   1.58        $ 0.49       $ 0.44     $   0.93
Reclamation fund contributions            (0.01)        (0.01)       (0.02)        (0.01)       (0.01)       (0.02)
Convertible debenture interest            (0.03)           --        (0.03)           --           --           --
Capital expenditures
    funded by cash flow                   (0.23)        (0.15)       (0.38)        (0.09)       (0.04)       (0.13)
Discretionary debt repayments             (0.08)        (0.17)       (0.25)           --           --           --
-------------------------------------------------------------------------------------------------------------------
Cash distributions                      $  0.45      $   0.45     $   0.90        $ 0.39       $ 0.39     $   0.78
===================================================================================================================

On July 2, 2003, the Trust announced that the August 15, 2003 distribution would be $0.15 per trust unit and that subject to confirmation, the September and October distributions are also expected to be $0.15 per trust unit.

Actual and estimated cash distributions through the end of the third quarter are as follows:

-------------------------------------------------------------------------------------------------------------------
                                                                       Distribution                       Total
Ex-Distribution Date               Record Date                         Payment Date                Distribution
-------------------------------------------------------------------------------------------------------------------
December 27, 2002                  December 31, 2002                   January 15, 2003                    0.13
January 29, 2003                   January 31, 2003                    February 17, 2003                   0.15
February 26, 2003                  February 28, 2003                   March 17, 2003                      0.15
March 27, 2003                     March 31, 2003                      April 15, 2003                      0.15
April 28, 2003                     April 30, 2003                      May 15, 2003                        0.15
May 28, 2003                       May 31, 2003                        June 16, 2003                       0.15
June 26, 2003                      June 30, 2003                       July 15, 2003                       0.15
July 29, 2003                      July 31, 2003                       August 15, 2003                     0.15
August 27, 2003                    August 31, 2003                     September 15 2003                   0.15*
September 26, 2003                 September 30, 2003                  October 15, 2003                    0.15*
October 29, 2003                   October 31, 2003                    November 17, 2003
November 26, 2003                  November 30, 2003                   December 15, 2003
===================================================================================================================

*    Estimated

TAXABILITY OF 2003 CASH DISTRIBUTIONS

The taxable portion of unitholder cash distributions for calendar year 2003 is expected to be approximately 75 per cent. The balance is considered return of capital and is tax deferred. Information that provides year-by-year taxability of distributions may be found at the Investor Relations section of our website ..www.arcresources.com..

-------------------------------------------------------------------------------------------------------------------
                                                               Return of Capital                 Taxable Portion
                                   YTD (1)                ---------------------------------------------------------
                                Distribution              $/unit                 %            $/unit          %
-------------------------------------------------------------------------------------------------------------------
2003 EST (2)                       $1.03(3)                $0.26                25%            $0.77           75%
2002                               $1.58                   $0.51                32%            $1.07           68%
2001                               $2.41                   $0.77                32%            $1.64           68%
2000                               $1.86                   $1.02                55%            $0.84           45%
1999                               $1.25                   $0.99                79%            $0.26           21%
1998                               $1.20                   $1.08                90%            $0.12           10%
1997                               $1.40                   $1.09                78%            $0.31           22%
1996                               $0.81                   $0.81               100%               --           --
-------------------------------------------------------------------------------------------------------------------

(1)  Based on cash payments in the respective calendar year.
(2)  Estimated taxable portion of 2003 distributions is 75 per cent.
(3)  2003 total distributions based on actual payments to July 15, 2003.

News Release - August 7, 2003
Page 7
--------------------------------------------------------------------------------


Investors who wish to participate in the returns of the Trust on a more tax effective basis, and who do not need monthly cash distributions, may want to purchase ARC Resources Exchangeable shares which trade on the TSX under the symbol ARX.

DISTRIBUTION RE-INVESTMENT AND OPTIONAL CASH PAYMENT PROGRAM

Registered unitholders may participate in ARC's Distribution Reinvestment Plan ("DRIP") by electing to reinvest cash distributions into new trust units. Additionally, a registered unitholder may choose to make optional cash payments of up to $3,000 per month to acquire additional trust units on each distribution date. Effective August 6, 2003, the Board of Directors approved that units under the DRIP plan be issued at a five per cent discount to the prevailing market price, without any additional fees or commissions. The DRIP plan is available to Canadian residents only. Information and the DRIP form may be accessed at the Investor Relations section of our website.

Unitholders electing to reinvest distributions or make optional cash payments to acquire trust units from treasury under the DRIP plan resulted in an additional 132,316 trust units being issued in the quarter at an average price of $12.44 for a total of $1.6 million in proceeds. In 2002, 242,496 trust units were issued at an average price of $12.15 raising a total of $2.9 million under the DRIP plan.

NET ASSET VALUE OF TRUST UNITS

With the acquisition of Star, revised external commodity price forecasts and other transactions occurring subsequent to year-end, ARC realized a 33 per cent ($2.61 per unit) increase in NAV per trust unit as compared to the NAV at December 31, 2002. The calculation of NAV is a point-in-time estimate of the underlying value of the Trust on a per unit basis and is subject to change based on the underlying assumptions and events. The following analysis illustrates the Trust's current estimated NAV after giving effect to transactions which have transpired subsequent to year-end and which have materially impacted the NAV. Estimates and assumptions inherent in the calculation are noted below:

--------------------------------------------------------------------------------------------------
                                                         (Proforma)                  December 31,
($thousands, except per unit amounts)                January 1, 2003                     2002 (7)
--------------------------------------------------------------------------------------------------
Discount rate                                                    10%                          10%
Value of established oil & gas reserves (1)                2,191,747                    1,302,370
Add (Deduct):
     Undeveloped lands (2)                                    42,627                       19,700
     Working capital (3)                                       5,958                      (10,067)
     Reclamation fund (4)                                     12,925                       12,925
Less debt (5)                                               (524,560)                    (337,728)
--------------------------------------------------------------------------------------------------
Net asset value                                            1,728,697                      987,200
Units outstanding (6)                                    165,971,000                  126,444,348
NAV per trust unit                                            $10.42                        $7.81
==================================================================================================

(1) January 1, 2003 ARC and Star established reserves and April 1, 2003 price forecast as per ARC's Annual Information Form ("AIF"). The Star properties divested on May 2, 2003 have been excluded from the discounted value.
(2) Undeveloped land value based on December 31, 2002 undeveloped land value of ARC plus the value assigned to undeveloped acreage acquired with Star.
(3) Working capital as per December 31, 2002 ARC working capital plus $16 million working capital balance assumed on acquisition of Star.
(4) Reclamation fund balance as per December 31, 2002 ARC only as there was no immediate impact on the reclamation fund balance as a result of the Star acquisition.
(5) Proforma debt based on December 31, 2002 ARC debt balance of $337.7 million less net proceeds of $136.3 million from February 25, 2003 equity offering, plus $401.4 million debt issued and assumed on Star acquisition, less $78.2 million proceeds from disposition of properties acquired via Star acquisition on May 2, 2003. The $320 million convertible debentures are considered to have been converted to equity and are not included in proforma January 1, 2003 debt as $276 million

News Release - August 7, 2003
Page 8
--------------------------------------------------------------------------------


     debentures had been converted to trust units to June 30, 2003 and the remaining $44 million were converted up to the date of second quarter results release.
(6) Proforma units outstanding and issuable for exchangeable shares based on December 31, 2002 units of 126.4 million trust units, plus 12.5 million trust units issued in February 2003 equity offering, plus 27 million units issued on conversion of $320 million convertible debentures at $11.84 per trust unit redemption price.
(7) NAV of $7.81 per unit based on ARC reserves and price forecast as at January 1, 2003 per ARC's 2002 Annual Report.

MANAGEMENT DISCUSSION AND ANALYSIS

Management's discussion and analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the three and six months ended June 30, 2003 and the audited consolidated financial statements and MD&A for the year ended December 31, 2002.

Management uses cash flow (before changes in non-cash working capital) to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this MD&A are based on cash flow before changes in non-cash working capital.

HIGHLIGHTS
On April 16, 2003, ARC Energy Trust ("ARC" or "the Trust") completed the acquisition of Star Oil & Gas Ltd. ("Star") for total consideration of $721.3 million after final closing adjustments. Subsequent to closing, ARC completed the disposition of certain Star properties for total proceeds of $78.2 million.

Cash flow of $116.5 million in the second quarter was a record for the Trust and was primarily attributed to increased production volumes as a result of the Star acquisition and continued strong commodity prices in the quarter. A one-time cash settlement of $11.9 million was received upon termination of foreign exchange hedge contracts and has been included in the second quarter cash flow.

The Trust distributed $67.5 million in the quarter ($0.45 per unit) with the remaining cash flow utilized to fund capital expenditures, reduce indebtedness, make payments of debenture interest, and to contribute to the reclamation fund.

Net income of $126 million for the second quarter of 2003 was also a record for the Trust. Second quarter net income of $126 million consisted of $47.7 million of net income before future income taxes from recurring operations, a $7.7 million non-cash foreign exchange translation gain and a future income tax recovery of $70.6 million. The non-cash foreign exchange translation gain was the result of a reduction in our Canadian dollar equivalent debt due to the strengthening of the Canadian dollar in relation to the U.S. dollar. The second quarter future income tax recovery of $70.6 million was significantly higher than the comparative period of 2002 as a result of substantively enacted legislation reducing future corporate income tax rates.

During the quarter, ARC entered into agreements to dispose of a package of minor properties from ARC's pre-existing asset base for approximate proceeds of $77 million. Current production and established reserves from these properties approximate 3,700 boe/d and 9.3 mmboe, respectively. The sales are scheduled to close in August with proceeds on closing to be applied to reduce outstanding indebtedness. In conjunction with the closing of the $77 million property disposition in August, the Trust's available credit facilities will be reduced by $30 million to $620 million with an estimated drawn portion of $400 million at that time.

ACQUISITION OF STAR OIL & GAS LTD.
On April 16, 2003, ARC completed the acquisition of Star Oil & Gas Ltd. for total consideration of $721.3 million after closing adjustments which was funded through a combination of bank debt and the issuance to the Vendor of $320 million in Special Convertible subordinated debentures. In related transactions that

News Release - August 7, 2003
Page 9
--------------------------------------------------------------------------------


closed on May 2, 2003, ARC sold certain producing properties and undeveloped acreage comprising part of the acquired assets to third parties for $78.2 million.

The Trust recorded goodwill of $157 million on the acquisition of Star as per recent provincial securities regulators' interpretation of the requirements of the CICA handbook. Prior to the guidance the Trust would have recorded this amount as property, plant and equipment which would have resulted in higher future depletion charges and reduced earnings for the Trust. It is our understanding that the guidance from provincial securities regulators is meant to standardize accounting among industries and make financial statements of public companies more comparable. Goodwill was recorded as a result of the Trust purchasing tax pool deficient oil and gas reserves. The goodwill value was determined based on the excess of total consideration paid plus the future income tax liability recorded upon acquisition less the fair value of the Star assets. The fair value of the Star assets of $794 million was determined based on a 10 per cent discounted value of established reserves as per an independent reserve evaluation, which compares favorably to the $721.3 million consideration paid after closing adjustments. The difference represents ARC's view of the discounted present value of the tax pool deficiency.

The operations of Star have been included in the consolidated financial statements of the Trust effective April 16, 2003, the closing date of the acquisition.

PRODUCTION
---------------------------------------------------------------------------------------------------------
                                      2003          2003            2002           2002           2002
                                        Q2            Q1              Q4             Q3             Q2
---------------------------------------------------------------------------------------------------------
Oil (bbl/day)                       24,078        21,065          20,256         20,809         20,366
Gas (mcf/day)                      175,706       117,310         109,200        109,100        106,900
NGL (bbl/day)                        4,397         3,696           3,355          3,408          3,527
---------------------------------------------------------------------------------------------------------
Total (boe/d)                       57,759        44,313          41,808         42,394         41,713
=========================================================================================================

Second quarter production volumes in 2003 are 38 per cent higher than the second quarter of 2002 due primarily to the Star acquisition. Second quarter production volumes incorporate approximately 19,000 boe/d for the acquired Star properties for the period commencing on April 16, 2003.

Second quarter production was impacted by turnarounds and downtime as follows:

     o 500 boe/d reduction in second quarter production volume at Dawson and Pouce Coupe as a result of a plant turnaround for maintenance activities; and
     o 250 boe/d reduction in second quarter production volume as a result of other turnarounds and downtime.

For the first six months of 2003, oil production was 22,580 barrels per day, natural gas production was 146.7 million cubic feet per day and natural gas liquids production was 4,048 barrels per day. Year-to-date 2003 production on a boe equivalent was 51,073 compared to 42,753 for the same period in 2002.

In the second quarter, ARC entered into agreements to sell approximately $77 million of minor properties. Current production and established reserves from these properties approximate 3,700 boe/d and 9.3 mmboe, respectively. These transactions are expected to close in August.

ARC expects third quarter 2003 production to average approximately 55,900 boe/d based on the closing of the disposition package in August along with normal production declines on existing properties and the positive impact of on-going development activities on the assets.

News Release - August 7, 2003
Page 10
--------------------------------------------------------------------------------


PRICES AND MARKETING
-------------------------------------------------------------------------------------------------------------------
                                        2003              2003              2002             2002             2002
                                          Q2                Q1                Q4               Q3               Q2
-------------------------------------------------------------------------------------------------------------------
BENCHMARK PRICES
AECO gas ($mcf)                         6.99              7.95              5.25             3.25             4.44
WTI oil (U.S. $/bbl)                   28.90             33.80             28.13            28.25            26.25
AVERAGE ARC PRICES*
Natural gas ($/mcf)                     6.39              8.04              5.26             4.11             4.67
Oil ($/bbl)                            33.71             40.41             30.20            33.68            32.40
Natural gas liquids ($/bbl)            28.83             39.99             27.49            25.23            23.38
-------------------------------------------------------------------------------------------------------------------
Total oil equivalent (boe/d)           37.12             44.29             30.58            29.13            29.69
===================================================================================================================

* Includes commodity and foreign currency hedging gains and losses. See hedging section for details.

ARC's Commodity prices in the second quarter were impacted by decreases in both West Texas Intermediate ("WTI") crude oil and NYMEX natural gas prices. Canadian commodity prices were further impacted due to the strengthening Canadian dollar versus the U.S. dollar. The combined effect of these events resulted in decreases from the first quarter of 2003 of 19 per cent for Edmonton light crude prices and 12 per cent for AECO natural gas prices.

In July 2003, the Trust announced the formation of Energy Trust Marketing Ltd. ("ETML"), a natural gas marketing company, which is jointly owned by ARC, four other Alberta based energy trusts, and the management of ETML. ETML will enhance ARC's options for marketing its natural gas production. Through the structure of ETML, ARC has limited its liability.

HEDGING AND RISK MANAGEMENT
ARC's second quarter 2003 prices include hedging losses of $0.33/mcf for natural gas and $1.64/barrel for oil. This compares to a hedging gain in the second quarter of 2002 of $0.42/mcf for natural gas and a hedging loss of $3.83/barrel for oil.

For 2003, ARC has hedged approximately 56 per cent of oil volumes at an average price of US$27.16 per bbl and 36 per cent of natural gas volumes at an average price of $6.21 per mcf utilizing a variety of contracts under which the quantity and price of amounts hedged vary depending on the market price of the commodity. For 2004, ARC has hedged approximately 28 per cent of oil production at an average price of US$26.28 per bbl and nine per cent of natural gas production at an average price of $5.99 per mcf.

During the second quarter, ARC received a payment of $11.9 million upon termination of foreign exchange hedge contracts which were to expire at various dates through to March 2004. This one-time cash settlement has been included in cash flow from operations and will be amortized to earnings over the term of the original contracts. ARC's decision to terminate the foreign exchange contracts and realize the accrued gains that had accumulated under the contracts was in accordance with the Trust's hedging and risk management policies.

ARC entered into new foreign exchange hedge contracts during the second quarter to manage its exposure to fluctuations in Canadian/U.S. exchange rate (see Note 5 to the unaudited interim consolidated financial statements at June 30, 2003 for details on ARC's commodity and foreign exchange hedging contracts).

REVENUE
Revenue, prior to hedging transactions, was $203.9 million ($195 million after hedging) for the second quarter of 2003 compared to $116.2 million ($112.7 million after hedging) for the second quarter of 2002. The increase in revenue relates to the increase in oil and gas prices coupled with increased volumes from the Star acquisition.

For the first half of 2003, revenue after hedging increased by $158.1 million over first half 2002. This increase is attributed to increased production volumes ($41.6 million) and higher commodity prices, net of hedging gains and losses ($116.5 million).

News Release - August 7, 2003
Page 11
--------------------------------------------------------------------------------


OPERATING NETBACKS
Operating netbacks for the second quarter increased 27 per cent to $22.69/boe from $17.81/boe for the same period last year. The increase is due to the rise in commodity prices partially offset by increased royalties and operating costs.

Total royalties increased to $7.86/boe in the second quarter of 2003 as compared to $5.58/boe in the same period of 2002. Royalties as a percentage of pre-hedged revenue increased to 20.3 per cent as compared to 18.2 per cent for the same period in 2002.

Operating costs, net of processing income, increased by 45 per cent to $34.6 million ($6.57/boe) for the second quarter of 2003 from $23.9 million ($6.30/boe) for the same period in 2002. For the first half of 2003, operating costs were $63.5 million ($6.87/boe) as compared to $49.2 million ($6.36/boe) for the same period of 2002. The increase in the dollar amount of operating costs from 2002 to 2003 was primarily due to the acquisition of additional oil and gas properties. On a boe basis, ARC's second quarter operating costs are comparable to costs incurred in the last half of 2002.

ARC continues to closely manage and monitor costs on operated and non-operated properties. In benchmarking operating costs to our peer group, it is evident that the increase in operating costs per boe is in line with overall industry trends and is consistent with the similar cost increases facing our peers.

The components of operating netbacks by quarter are shown below:

------------------------------------------------------------------------------------------------------------
                                      2003           2003            2002            2002           2002
$/Boe                                  Q2             Q1              Q4              Q3             Q2
------------------------------------------------------------------------------------------------------------
Market price                         $38.80         $47.43           $33.87         $29.86         $30.60
Cash hedging gain/(loss)              (1.88)         (3.40)           (2.99)         (1.17)         (1.36)
Non-cash hedging gain/(loss)           0.20           0.26            (0.30)          0.44           0.45
------------------------------------------------------------------------------------------------------------
Selling price                         37.12          44.29            30.58          29.13          29.69
Royalties                             (7.86)         (9.14)           (6.48)         (5.51)         (5.58)
Operating costs                       (6.57)         (7.26)           (6.54)         (6.54)         (6.30)
------------------------------------------------------------------------------------------------------------
Operating netback                     22.69          27.89            17.56          17.08          17.81
============================================================================================================

GENERAL AND ADMINISTRATIVE EXPENSES
General and administrative expenses ("G&A"), net of operating recoveries on operated properties, increased in the second quarter 2003 to $4.8 million ($0.92/boe) from $3.8 million ($1.01/boe) for the same period in 2002. The increase was due primarily to costs associated with an increase in staffing levels as a result of the Star acquisition. On a boe basis, G&A decreased by nine per cent to $0.92 due to increased production following the Star acquisition. For the first half of 2003, G&A per boe was $0.95, a $0.02 decrease from the prior year.

The Trust's G&A costs per boe are continually monitored internally by management and are benchmarked against other comparable-sized trusts. ARC did not capitalize any G&A in the second quarter of 2003 or 2002.

Prior to the internalization of the management contract in the third quarter of 2002, the Manager received three per cent of net operating revenue. In the second quarter of 2002 Management fees amounted to $2 million ($0.54/boe). 2002 year-to-date management fees were $3.8 million ($0.49/boe). There are no management fees payable subsequent to the internalization that occurred on August 28, 2002.

INTEREST EXPENSE
Interest expense increased to $6.1 million ($1.16/boe) for the second quarter of 2003 from $3.1 million ($0.82/boe) for the same period in 2002. This increase is due to additional bank debt associated with the Star acquisition.

In the second quarter, $3.9 million of interest on the convertible debentures was paid to debenture holders. Due to the equity classification of the debentures, this amount has been recorded as a reduction of accumulated earnings.

News Release - August 7, 2003
Page 12
--------------------------------------------------------------------------------


FOREIGN CURRENCY GAINS AND LOSSES
ARC has $65 million in U.S. denominated long-term debt that is subject to changes in the Canadian/U.S. dollar exchange rate. The unrealized gains and losses associated with the fluctuations in the exchange rate are recorded in income based upon the change in foreign exchange rates between reporting periods.

Due to the continued strengthening of the Canadian dollar in relation to the U.S. dollar during the second quarter of 2003, ARC recorded a $7.7 million non-cash foreign exchange gain compared to a $2.6 million non-cash foreign exchange gain in the second quarter of 2002. For the six months ended June 30, 2003 the foreign exchange gain amounted to $14.9 million compared to $2.6 million in 2002. These amounts are primarily unrealized gains relating to the translation of U.S. debt balances and have no impact on cash flow.

The $11.9 million cash settlement received upon termination of foreign exchange hedge contracts has been included in second quarter cash flow from operations. The settlement amount was recorded on the balance sheet and is being amortized into income over the remaining term of the contracts, which were to expire at various dates through March 2004.

DEPLETION, DEPRECIATION AND FUTURE SITE RECLAMATION EXPENSES
The depletion, depreciation and amortization (DD&A) rate, including the provision for future site reclamation, increased to $11.42/boe for the three months ended June 30, 2003 from $10.42/boe for the second quarter of 2002 due primarily to the Star acquisition. Property, plant and equipment ("PP&E") increased by $794 million as a result of the Star acquisition. This amount was included in the depletable base effective April 16, 2003. The $794 million increase in PP&E represents the fair value assigned to the acquired Star assets.

TAXES
Capital taxes for the second quarter of 2003 were $0.3 million compared to $0.4 million for the same period of 2002.

For the three months ended June 30, 2003, a future income tax recovery of $70.6 million was included in income compared to a $7.6 million recovery for the comparable period in 2002. The significant recovery is due to substantive enactment of legislation to reduce future income tax rates. The tax rate reductions were substantively enacted late in the second quarter and will be phased in over five years commencing in 2003. The rate changes to be phased in over the five year period, incorporate a reduction in the applicable tax rate on resource income from 28 per cent to 21 per cent, provide for the deduction of crown royalties and eliminate the deduction for resource allowance. ARC's expected future income tax rate incorporating these changes is 35 per cent compared to 42 per cent as at December 31, 2002.

A future tax liability of $241 million was recorded upon acquisition of Star as a result of the fair market value of the assets acquired being in excess of the associated tax basis. The future tax liability was based on the tax rate at the time of acquisition of approximately 42 per cent. The subsequent substantively enacted reduction in the future income tax rates resulted in a large recovery of the future income tax liability recorded on the Star acquisition.

In the Trust's structure, payments are made between ARC Resources and the Trust, transferring both income and future tax liability to individual unitholders. It is ARC's opinion that future income taxes will not be paid by ARC Resources Ltd.

CAPITAL EXPENDITURES
Total capital expenditures of $30.6 million and net property dispositions of $79.7 million were completed in the second quarter. This compares to capital expenditures of $17.3 million and net property acquisitions of $9.3 million in the second quarter of 2002. For the first six months of 2003 capital expenditures were $53.1 million which is comparable to the $45.4 million spent in the same period of 2002. ARC completed net property dispositions of $76.7 million compared to net acquisitions of $11.1 million for the same period of 2002.

News Release - August 7, 2003
Page 13
--------------------------------------------------------------------------------


In addition to capital expenditures and net property dispositions completed in the second quarter, the Trust also completed the corporate acquisition of Star for total consideration of $721.3 million after closing adjustments. Property, plant and equipment ("PP&E") increased by $794 million as a result of the acquisition. PP&E includes an incremental amount to reflect the acquired assets at fair value which includes a future income tax liability recorded on the acquisition.

The Trust's 2003 capital budget prior to the Star acquisition of $115 million was designed to replace production. ARC re-forecasted capital requirements for the remainder of 2003 and received Board of Directors approval for an increase in the 2003 capital budget to $150 million. The proposed increase in the 2003 capital budget is focused on additional drilling opportunities associated with the acquired Star properties.

A breakdown of capital expenditures by category for the last five quarters is shown below:

-------------------------------------------------------------------------------------------------------------------
                                                                  2003       2003     2002       2002       2002
$ Millions                                                          Q2        Q1        Q4         Q3         Q2
-------------------------------------------------------------------------------------------------------------------
Geological & geophysical expenditures                              0.7        1.0      0.6        0.6        0.5
Development drilling                                              23.8       17.1     21.0       12.0       13.6
Plant and facilities                                               4.8        4.2      4.3        3.1        2.9
Other capital expenditures                                         1.3        0.2      0.9        0.4        0.3
Producing property net acquisitions                              (79.7)       3.0     61.9       46.0        9.3
Corporate acquisition (1)                                        721.3         --       --         --         --
-------------------------------------------------------------------------------------------------------------------
TOTAL CAPITAL EXPENDITURES AND NET ACQUISITION                   672.2       25.5     88.7       62.1       26.6
-------------------------------------------------------------------------------------------------------------------
Total capital expenditures financed with cash flow                30.6       22.5     12.2        7.8       10.7
Total capital expenditures financed with debt & equity           641.6        3.0     76.5       54.3       15.9
===================================================================================================================

(1) Corporate acquisition of $721.3 million represents total consideration after closing adjustments. PP&E increased by an additional $73 million as a result of a future income tax liability upon acquisition.

CAPITALIZATION AND FINANCIAL RESOURCES
-------------------------------------------------------------------------------------------------------------------
                                                                 June 30,             Dec 31,             June 30,
$ Millions                                                         2003                2002                 2002
-------------------------------------------------------------------------------------------------------------------
Long-term debt                                                    $437.9               $337.7               $213.4
Less: working capital/(deficit)                                   (29.1)               (10.1)                  3.7
-------------------------------------------------------------------------------------------------------------------
Net debt obligations (1)                                           467.0                347.8                209.7
Units outstanding, end of period (2)                             163,184              126,444              115,235
Trust unit price, end of period                                   $12.50               $11.90               $12.77
Market value of Trust units                                      2,039.8              1,504.7              1,471.5
Convertible debentures outstanding, end of period                   44.0                   --                   --
-------------------------------------------------------------------------------------------------------------------
Total ARC capitalization                                        $2,550.8             $1,852.5             $1,681.2
-------------------------------------------------------------------------------------------------------------------
Net debt as a percentage of total capitalization (1)               18.3%                18.8%                12.4%
Net debt obligation (1)                                            467.0                347.8                209.7
Quarterly cash flow                                                116.5                 61.5                 56.7
Net debt to annualized cash flow (3)                                 1.0                 1.41                  0.9
===================================================================================================================

(1) Net debt excludes convertible debentures, which are classified as an equity instrument. Subsequent to quarter end, all debentures outstanding at June 30, 2002 were converted to trust units.
(2) Based on trust units outstanding and units issuable for exchangeable shares at the period end.
(3)  Based on annualized quarterly cash flow.

Working capital deficit at June 30, 2003, was $29.1 million. The working capital deficit is partially attributed to accrued but unpaid costs associated with ARC's first half capital expenditure program. Total long-term debt outstanding was $437.9 million, with a maximum of $650 million in credit facilities available. Upon closing of the $77 million property disposition in August, the Trust's credit facilities will be reduced to $620 million.

During the second quarter, the vendor of Star converted $200 million of the debentures into trust units. In a related transaction, the vendor of Star and a group of underwriters entered into a secondary offering of 16,891,891 trust units received as a result of the conversion of the debentures and in addition sold the

News Release - August 7, 2003
Page 14
--------------------------------------------------------------------------------


remaining $120 million of debentures which had a face value of $1 million each to third parties. The Trust did not receive any proceeds from the secondary offerings but did benefit from the debenture conversion through the reduction in outstanding indebtedness.

After the secondary offering of units and debentures, debenture holders converted an additional $76 million of the debentures into trust units. As at June 30, 2003 there were $44 million of debentures still outstanding. Subsequent to the second quarter, the remaining debentures were converted to trust units.

On May 16, 2003, the holders of ARC Resources Management Ltd. exchangeable shares were issued exchangeable shares of ARC Resources Ltd. on a pro-rata basis as determined by the relative exchange ratio of each series of exchangeable shares. This transaction had no impact on the total number of trust units outstanding or issuable for exchangeable shares.

In May 2003, the Board of Directors authorized the issuance of an additional 2.8 million trust unit incentive rights at a then current market price of $12.07 per trust unit. The compensation committee is currently evaluating the long-term incentive plan at ARC to ensure that ARC's plan is competitive with other industry members with whom we compete for staff.

CASH DISTRIBUTIONS
Total cash distributions of $0.45 per trust unit were made in the second quarter of 2003 ($0.39 in second quarter 2002) for total cumulative distributions since inception of $815.5 million ($11.54 per trust unit). In the second quarter of 2003, $67.5 million or 58 per cent of cash flow was distributed to unitholders. The remaining 42 per cent ($49.1 million) was used to fund a portion of current period capital expenditures ($32.9 million), make contributions to the reclamation fund ($1.7 million), make interest payments on the convertible debentures ($3.9 million), and pay down debt balances ($10.6 million).

On a year-to-date basis ARC has made cash distributions of $126.8 million ($0.90 per unit). This represents 58 per cent of cash flow for that period. For the same period of 2002, cash distributions of $87.9 million, representing 83 per cent of cash flow, were made.

Monthly cash distributions for the third quarter have been set at $0.15 per unit subject to confirmation as commodity price fluctuations may occur.

With higher than expected commodity prices in the first half of 2003, ARC is currently forecasting that approximately 75 per cent of distributions paid in 2003 will be taxable to unitholders, with the remainder treated as a tax deferred return of capital.

Following is a sensitivity analysis, which indicates the impact on annual cash flow and distributions as a result of changes in commodity prices, foreign exchange rates and interest rates:

-------------------------------------------------------------------------------------------------------------------
                                                                    Impact on Annual               Impact on Annual
                                                                       CASH FLOW                  DISTRIBUTIONS (2)
                                                                       ---------                  -----------------
                                 Assumption     Change         $000's     $/Unit      %           $000's    $/Unit
-------------------------------------------------------------------------------------------------------------------
Business environment
Price per barrel of oil
(US$WTI) (1)                       $29.30        $1.00          $10,711     $0.07    2.7%          $8,569     $0.06
Price per mcf of natural
   gas (CDN$AECO) (1)               $6.82        $0.10           $4,601     $0.03    1.2%          $3,681     $0.02
US CDN exchange rate                $0.71        $0.01           $3,588     $0.02    0.9%          $2,870     $0.02
Interest rate on debt                4.7%           1%           $3,754     $0.02    1.0%          $3,003     $0.02
===================================================================================================================

(1)  Analysis does not include the effect of hedging.
(2)  Analysis assumes a 20 per cent holdback on distributions.

News Release - August 7, 2003
Page 15
--------------------------------------------------------------------------------


OUTLOOK
The third quarter will be busy with an active drilling and development program on ARC's expanded asset base. The disposition of minor properties will allow the Trust to focus on major properties with significant upside, with the objective to replace production declines with internal development opportunities.

The conversion of the remaining debentures into trust units in the third quarter (combined with the minor property dispositions) enhances the financial strength of the Trust resulting in debt being reduced to approximately one year's cash flow.

News Release - August 7, 2003
Page 16
--------------------------------------------------------------------------------


CONSOLIDATED BALANCE SHEET
As at June 30 and December 31 (unaudited)
($CDN thousands)                                            2003           2002
--------------------------------------------------------------------------------
ASSETS
Current assets
     Cash                                            $        --    $       835
     Accounts receivable                                  82,335         49,631
     Prepaid expenses                                      6,511          6,965
--------------------------------------------------------------------------------
                                                          88,846         57,431
Reclamation fund                                          15,213         12,924
Property, plant and equipment (Note 3)                 2,071,465      1,397,563
Goodwill (Notes 1 and 3)                                 157,210             --
--------------------------------------------------------------------------------
Total assets                                         $ 2,332,734    $ 1,467,918
================================================================================
LIABILITIES
Current liabilities
     Accounts payable and accrued liabilities        $    93,967    $    51,454
     Cash distributions payable                           23,986         16,044
--------------------------------------------------------------------------------
                                                         117,953         67,498
Long-term debt (Notes 3 and 4)                           437,881        337,728
Site reclamation and abandonment (Note 3)                 46,961         36,421
Commodity and foreign currency contracts (Note 5)         16,627          9,210
Retention bonuses                                          4,000          4,000
Future income taxes (Notes 3 and 11)                     317,793        144,395
--------------------------------------------------------------------------------
Total liabilities                                        941,215        599,252
================================================================================
UNITHOLDERS' EQUITY
     Unitholders' capital (Note 7)                     1,594,156      1,172,199
     Exchangeable shares (Note 8)                         31,965         35,326
     Convertible debentures (Notes 3 and 6)               44,000             --
     Accumulated earnings                                537,180        350,088
     Accumulated cash distributions (Note 2)            (815,782)      (688,947)
--------------------------------------------------------------------------------
Total unitholders' equity                              1,391,519        868,666
--------------------------------------------------------------------------------
Total liabilities and unitholders' equity            $ 2,332,734    $ 1,467,918
================================================================================
See accompanying notes to consolidated financial statements.

News Release - August 7, 2003
Page 17
--------------------------------------------------------------------------------


CONSOLIDATED STATEMENT OF INCOME AND ACCUMULATED EARNINGS
($CDN thousands, except per unit amounts)

                                                              Three Months Ended            Six Months Ended
                                                                    June 30                      June 30
(unaudited)                                                    2003            2002           2003         2002
---------------------------------------------------------------------------------------------------------------
REVENUE
     Oil, natural gas, natural gas liquids
          and sulphur sales                                    $ 195,081    $ 112,707    $ 371,710    $ 213,571
     Royalties                                                   (41,331)     (21,195)     (77,770)     (38,756)
---------------------------------------------------------------------------------------------------------------
                                                                 153,750       91,512      293,940      174,815
===============================================================================================================
EXPENSES
     Operating                                                 $  34,559    $  23,917    $  63,518       49,205
     General and administrative                                    4,809        3,826        8,818        7,520
     Management fee                                                   --        2,040           --        3,821
     Interest on long-term debt                                    6,120        3,086        9,945        6,076
     Depletion, depreciation and amortization                     60,024       39,563      102,758       80,942
     Capital taxes                                                   267          418          367          802
     (Gain)/loss on foreign exchange                              (7,423)      (2,614)     (14,918)      (2,591)
---------------------------------------------------------------------------------------------------------------
                                                                  98,356       70,236      170,488      145,775
---------------------------------------------------------------------------------------------------------------
Income before future income tax                                   55,394       21,276      123,452       29,040
Future income tax recovery (Note 11)                              70,600        7,555       67,530       14,761
---------------------------------------------------------------------------------------------------------------
Net income                                                       125,994       28,831      190,982       43,801
Accumulated earnings, beginning of period                        415,076      296,493      350,088      281,523
Interest on convertible debentures (Note 6)                       (3,890)          --       (3,890)          --
---------------------------------------------------------------------------------------------------------------
Accumulated earnings, end of period                              537,180      325,324      537,180      325,324
===============================================================================================================

---------------------------------------------------------------------------------------------------------------
Net income per unit (Note 10)
     Basic                                                          0.84         0.25         1.35         0.39
     Diluted                                                        0.78         0.25         1.30         0.38
===============================================================================================================

See accompanying notes to consolidated financial statements

News Release - August 7, 2003
Page 18
--------------------------------------------------------------------------------


CONSOLIDATED STATEMENT OF CASH FLOW
($CDN thousands)

                                                                 Three Months Ended            Six Months Ended
                                                                       June 30                      June 30
(unaudited)                                                        2003        2002            2003        2002
------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES
Net income                                                     $ 125,994    $  28,831    $ 190,982    $  43,801
Add items not involving cash:
     Future income tax expense (recovery)                        (70,600)      (7,555)     (67,530)     (14,761)
     Depletion, depreciation and amortization                     60,024       39,563      102,758       80,942
     Amortization of commodity and
          foreign currency contracts                              (3,060)      (1,538)      (3,943)      (1,518)
     Unrealized (gain) loss on foreign exchange                   (7,700)      (2,624)     (15,102)      (2,593)
Cash received on terminated hedge contracts (Note 5)              11,888           --       11,888           --
------------------------------------------------------------------------------------------------------------------
Cash flow before change in non-cash working capital              116,546       56,677      219,053      105,871
Change in non-cash working capital                                17,025        1,714        9,801          138
------------------------------------------------------------------------------------------------------------------
                                                                 133,571       58,391      228,854      106,009
------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM FINANCING ACTIVITIES
Borrowing (repayments) of long-term debt, net                     36,173     (100,458)     (74,245)     (78,532)
Interest on convertible debentures (Note 6)                       (3,890)          --       (3,890)          --
Issue of Trust units (Note 7)                                      4,905      123,280      150,520      125,588
Trust unit issue costs (Note 7)                                     (486)      (6,184)      (7,924)      (6,340)
Cash distributions paid (Note 2)                                 (63,950)     (46,027)    (118,893)     (87,107)
------------------------------------------------------------------------------------------------------------------
                                                                 (27,248)     (29,389)     (54,432)     (46,391)
------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM INVESTING ACTIVITIES
Acquisition of Star, net of cash received (Note 3)              (156,186)          --     (196,186)          --
Acquisition of oil and gas properties                             (2,616)     (10,449)      (5,555)     (12,647)
Proceeds on disposition of oil and gas properties                 72,366        1,105       72,305        1,504
Capital expenditures                                             (21,707)     (18,253)     (42,796)     (45,949)
Reclamation fund contributions and actual expenditures            (1,481)      (1,405)      (3,025)      (3,172)
------------------------------------------------------------------------------------------------------------------
                                                                (109,624)     (29,002)    (175,257)     (60,264)
------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH                                       (3,301)          --         (835)        (646)
CASH, BEGINNING OF PERIOD                                          3,301           --          835          646
------------------------------------------------------------------------------------------------------------------
CASH, END OF PERIOD                                                   --           --           --           --
==================================================================================================================

See accompanying notes to consolidated financial statements

News Release - August 7, 2003
Page 19
--------------------------------------------------------------------------------


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003 and 2002 (unaudited)
(all tabular amounts in thousands, except per unit and volume amounts)

1.   SUMMARY OF ACCOUNTING POLICIES

     The interim financial statements follow the same accounting policies as the most recent annual financial statements in addition to the following item. The note disclosure requirements for annual financial statements provide additional disclosure than is required for interim financial statements. Accordingly, these interim financial statements should be read in conjunction with the financial statements included in the Trust's 2002 annual report.

     a) Under the terms of section 1581 of the CICA handbook, goodwill must be recorded upon a corporate acquisition when the total purchase price exceeds the net identifiable assets and liabilities of the acquired company. The goodwill balance is not amortized but instead is assessed for impairment each reporting period. Impairment is determined based on the fair value of the reporting entity (the consolidated Trust) compared to the book value of the reporting entity. Any impairment will be charged to earnings in the period in which the fair value of the reporting entity is below the book value.


2.   RECONCILIATION OF CASH FLOW AND DISTRIBUTIONS

                                                                            Three Months             Six Months
                                                                                Ended                   Ended
                                                                               June 30                 June 30
                                                                            2003      2002         2003       2002
-------------------------------------------------------------------------------------------------------------------
     Cash flow before changes in non-cash working capital                116,546    56,677      219,053    105,871
     Add (deduct):
       Cash withheld to fund capital expenditures                        (32,866)  (10,728)     (53,109)   (15,618)
       Reclamation fund contributions and
            interest earned on fund                                       (1,659)   (1,265)      (2,788)    (2,378)
       Interest on convertible debentures                                 (3,890)       --       (3,890)        --
       Current period accruals and cash withheld                         (10,636)       --      (32,431)        38
------------------------------------------------------------------------------------------------------------------
     Cash distributions                                                   67,495    44,684      126,835     87,913
     Accumulated cash distributions, beginning of period                 748,287   548,559      688,947    505,330
------------------------------------------------------------------------------------------------------------------
     Accumulated cash distributions, end of period                       815,782   593,243      815,782    593,243
==================================================================================================================
     Cash distributions per unit                                            0.45      0.39         0.90       0.78
     Accumulated cash distributions per unit, beginning of period          11.09      9.47        10.64       9.08
------------------------------------------------------------------------------------------------------------------
     Accumulated cash distributions per unit, end of period                11.54      9.86        11.54       9.86
==================================================================================================================

Cash distributions per trust unit reflect the sum of the per trust unit amounts paid monthly to unitholders.

News Release - August 7, 2003
Page 20
--------------------------------------------------------------------------------


3.   ACQUISITION OF STAR OIL & GAS

     Effective April 16, 2003, the Trust acquired all of the issued and outstanding shares of the Star Oil & Gas Ltd. ("Star"). The transaction was accounted for using the purchase method of accounting with the allocation of the purchase price and consideration paid as follows:

         NET ASSETS ACQUIRED
              Working capital (Including cash of $5.7 million)           16,025
              Property, plant and equipment                             794,043
              Site reclamation and abandonment liability                 (5,019)
              Future income taxes                                      (240,927)
              Goodwill (Note 1)                                         157,210
     ---------------------------------------------------------------------------
         TOTAL NET ASSETS ACQUIRED                                      721,332

         FINANCED BY:
              Cash fees paid                                              1,832
              Cash paid for shares                                      200,000
              Convertible debentures                                    320,000
              Debt assumed                                              199,500
     ---------------------------------------------------------------------------
              TOTAL PURCHASE PRICE                                      721,332
     ---------------------------------------------------------------------------

     The future income tax liability was determined based on the enacted income tax rate of 42 per cent as at April 16, 2003.

     Certain properties acquired in conjunction with the Star acquisition were subsequently sold to third parties for proceeds of $78.2 million. These transactions closed on May 2, 2003.

     These consolidated financial statements incorporate operations of Star effective April 16, 2003.

     Final determination of the actual purchase price and the allocation thereof to the fair values of Star's net assets is still pending.

4.   LONG-TERM DEBT

     The Trust has four revolving credit facilities which provide the Trust with a combined maximum of $650 million of credit facilities at June 30, 2003 and US$65 million of senior secured notes (the "Notes").

     The lenders review the credit facilities by April 30 each year and determine whether they will extend the revolving periods for another year. In the event that the revolving periods are not extended, the loan balance will become repayable over a two year term period with 20 per cent of the loan balance payable on April 30, 2005 followed by three quarterly payments of five per cent of the loan balance and a lump sum payment of 65 per cent of the loan balance at the end of the term period. The lenders have completed their review of the credit facility for 2003 with the next annual review date being April 30, 2004.

News Release - August 7, 2003
Page 21
--------------------------------------------------------------------------------


5.   FINANCIAL INSTRUMENTS

     During the second quarter, the Trust terminated foreign exchange contracts with four different counterparties. The settlement resulted in a cash payment to the Trust for $11.9 million. To June 30, 2003, $1.7 million of the payment had been amortized to earnings and the remaining $10.2 million has been recorded on the balance sheet as a deferred credit.

     The following derivative contracts were outstanding as at June 30, 2003. Settlement of these contracts, which have no book value, would have resulted in a net payment by the Trust of $16.5 million as at June 30, 2003.

     --------------------------------------------------------------------------------------------------------------
                                            Daily       Average Contract   Price
     Commodity Contracts                 Quantity          Prices ($) (1)   Index                              Term
     --------------------------------------------------------------------------------------------------------------
     Crude oil fixed price contracts   6,000 bbls                  34.58      WTI        July 2003 - September 2003
                                       4,000 bbls                  36.88      WTI      October 2003 - December 2003
                                       3,500 bbls                  36.59      WTI         January 2004 - March 2004
     Crude oil fixed price contracts
     (embedded put option) (2)         4,000 bbls           33.90 (27.11)     WTI         July 2003 - December 2003
                                       4,000 bbls           35.60 (28.80)     WTI          January 2004 - June 2004
                                       2,000 bbls           35.29 (28.46)     WTI         July 2004 - December 2004
     Crude oil collared contracts
     (embedded put option) (2)         4,000 bbls   33.88 - 39.17 (28.46)     WTI         July 2003 - December 2003
                                       2,000 bbls   32.53 - 37.27 (27.11)     WTI      January 2004 - December 2004
     Crude oil fixed price contracts
     (embedded extension option) (3)   2,000 bbls                  35.24      WTI         July 2003 - December 2003
     Natural gas fixed price contracts 57,823 GJ                    5.57     AECO        July 2003 - September 2003
                                       52,823 GJ                    5.47     AECO                      October 2003
                                       15,000 GJ                    6.75     AECO        November 2003 - March 2004
                                        5,000 GJ                    6.25     AECO         April 2004 - October 2004
     --------------------------------------------------------------------------------------------------------------
     Natural gas collared contracts    20,000 mmbtu   6.78 - 10.10 (5.42)   NYMEX          July 2003 - October 2003
     (embedded put option) (2)         20,000 mmbtu   6.78 - 11.52 (5.42)   NYMEX        November 2003 - March 2004
     Natural gas fixed differential
     contracts (4)                     20,000 mmbtu               0.6475    NYMEX          July 2003 - October 2003
                                       20,000 mmbtu               0.6850    NYMEX        November 2003 - March 2004
     ==============================================================================================================

                                                        Hourly     Contract
     Electricity Contract                             Quantity    Price ($)                                    Term
     --------------------------------------------------------------------------------------------------------------
     Fixed price electricity contract                   5 MW/h       $63.00               July 2003 - December 2004
     ==============================================================================================================

                                                       Average      Average
                                              Monthly Contract     Contract
     Foreign Currency Contracts                Amount (US$000)         Rate                                    Term
     --------------------------------------------------------------------------------------------------------------
     Fixed rate foreign exchange contracts (sell)        6,387       1.3807               July 2003 - December 2004
     ==============================================================================================================

     The remaining $6.4 million deferred credit on the balance sheet relates to the following natural gas contract which was assumed in conjunction with the Startech acquisition. Settlement of this contract would have resulted in a net payment by the Trust of $6.2 million as at June 30, 2003.

     --------------------------------------------------------------------------------------------------------------
                                            Daily       Average Contract   Price
     Commodity Contracts                 Quantity          Prices ($) (1)   Index                              Term
     --------------------------------------------------------------------------------------------------------------
     Natural gas fixed price contracts 4,000 GJ                   2.71     AECO            July 2003 - October 2004
     ==============================================================================================================

     (1) Commodity contracts denominated in US$ have been converted to CDN$ at the period end exchange rate.
     (2) Counterparty may exercise a put option if index falls below the specified price (as denoted in brackets) on a monthly settlement basis.
     (3) The counterparty had the option to exercise the contract on or before June 30, 2003. The option was exercised fixing the price at US$26 for the period July 2003 to December 2003.
     (4) The differential between the NYMEX and AECO price indices has been fixed.

News Release - August 7, 2003
Page 22
--------------------------------------------------------------------------------


6.   CONVERTIBLE DEBENTURES

     In conjunction with the Star acquisition, the Trust issued $320 million of convertible debentures to the shareholders of Star.

     On May 30, 2003, the holder of the debentures converted $200 million of the debentures into trust units. An additional $76 million of the convertible debentures were converted into trust units before the end of the quarter. The $276 million of debenture conversions resulted in the issuance of 23.3 million trust units in the quarter.

     In July 2003, $42 million of the debentures were converted to trust units and the remaining $2 million of debentures were converted to trust units in August 2003.

     Based on the terms of the convertible debentures, interest of $3.9 million in the quarter has been recorded as a reduction on the accumulated earnings in accordance with the equity classification of the debentures.

     The convertible debentures were subordinated to senior debt and paid a quarterly coupon commencing on June 30, 2003 of eight per cent per annum to March 31, 2005 and increasing to 10 per cent per annum from June 30, 2005 through to maturity on June 30, 2008. The Trust had the right to redeem the debentures in full at any time with cash or the Trust could have redeemed $40 million per quarter commencing on June 30, 2003 using a combination of cash and trust units. The Trust had the right to satisfy payment at maturity by issuing trust units. Holders of the convertible debentures could have converted the debentures into trust units at $11.84 per unit through June 30, 2005 and $11.38 per unit after June 30, 2005 to maturity.

7.   UNITHOLDERS' CAPITAL

     --------------------------------------------------------------------------------------------------------------
                                                                              Number of
     TRUST UNITS                                                            Trust Units                      $
     --------------------------------------------------------------------------------------------------------------
     Balance, beginning of period                                               123,305              1,172,199
     Issued for cash                                                             12,500                143,750
     Issued on conversion of ARML exchangeable shares (Note 8)                       60                    708
     Issued on conversion of ARL exchangeable shares (Note 8)                       276                  2,653
     Issued on exercise of employee rights                                          488                  4,020
     Issued on conversion of convertible debentures (Note 6)                     23,311                276,000
     Distribution reinvestment program                                              225                  2,750
     Trust unit issue costs                                                          --                 (7,924)
     --------------------------------------------------------------------------------------------------------------
     Balance, end of period                                                     160,165              1,594,156
     ==============================================================================================================

News Release - August 7, 2003
Page 23
--------------------------------------------------------------------------------


8.   EXCHANGEABLE SHARES

     ----------------------------------------------------------------------------------------------------
                                                               Number of
     ARL EXCHANGEABLE SHARES                                     Shares                      $
     ----------------------------------------------------------------------------------------------------
     Balance, beginning of period                                  637                  7,238
     Exchanged for trust units                                    (204)                (2,653)
     Issued on conversion of ARML exchangeable shares            1,735                 27,380
     ----------------------------------------------------------------------------------------------------
     Balance, end of period                                      2,168                 31,965
     Exchange ratio, end of period                             1.39255                     --
     ----------------------------------------------------------------------------------------------------
     Trust units issuable upon conversion                        3,019                 31,965
     ====================================================================================================

     ----------------------------------------------------------------------------------------------------
                                                               Number of
     ARML EXCHANGEABLE SHARES                                    Shares                      $
     ----------------------------------------------------------------------------------------------------
     Balance, beginning of period                                2,206                 28,088
     Exchanged for trust units                                     (56)                  (708)
     Converted to ARL exchangeable shares                       (2,150)               (27,380)
     ----------------------------------------------------------------------------------------------------
     Balance, end of period                                         --                     --
     ====================================================================================================

     On May 16, 2003, the Trust merged ARC Resources Ltd. ("ARL") and ARML and in turn converted all issued and outstanding ARML exchangeable shares into ARL exchangeable shares. Pursuant to the merger, holders of ARML exchangeable shares received 0.80676 ARL exchangeable shares for each ARML exchangeable share. This transaction had no impact on the total number of trust units outstanding or issuable for exchangeable shares. The terms of the ARL exchangeable shares were revised upon conversion to carry the same terms and provisions as had applied to the ARML exchangeable shares.

9.   UNIT BASED COMPENSATION PLAN

     ----------------------------------------------------------------------------------------------------
                                                               Number of              Weighted Average
                                                                 Rights                Exercise Price
     ----------------------------------------------------------------------------------------------------
     Balance, beginning of period                                3,041                $        10.64
     Granted                                                     2,866                         12.07
     Exercised                                                    (488)                         8.24
     Cancelled                                                    (173)                        11.64
     ----------------------------------------------------------------------------------------------------
     Balance before reduction of exercise price                  5,246                         11.61
     Reduction of exercise price                                    --                         (0.21)
     ----------------------------------------------------------------------------------------------------
     Balance, end of period                                      5,246                $        11.40
     ====================================================================================================

     The Trust has elected to continue to measure compensation cost associated with new rights issued on or after January 1, 2002 based on the intrinsic value of the award at the date of the grant and recognize that cost over the vesting period. As the exercise price of the rights granted approximates the market price of the trust units at the time of the grant date, no compensation cost has been provided in the statement of income.

     As it is not possible to determine the fair value of rights granted under the plan, compensation cost for proforma disclosure purposes has been determined based on the excess of the unit price over the exercise price at the date of the financial statements. For the period ended June 30, 2003, net income would have decreased by $179,000 for the estimated compensation cost associated with rights granted under the plan on or after January 1, 2002 as the adjusted exercise price of the rights was lower than the market price of the trust units.

News Release - August 7, 2003
Page 24
--------------------------------------------------------------------------------


10.  NET INCOME PER TRUST UNIT

     Net income per unit is as follows:

     ----------------------------------------------------------------------------------------------------
                                           Three Months Ended                 Six Months Ended
                                                 June 30                           June 30
     ----------------------------------------------------------------------------------------------------
                                          2003             2002            2003              2002
     ----------------------------------------------------------------------------------------------------
     Net income
         Basic (1)                  $     0.84        $    0.25       $    1.35        $     0.39
         Diluted (2)                      0.78             0.25            1.30              0.38
     ====================================================================================================

     (1) Basic per unit calculations for the six months ended June 30 are based on the weighted average number of trust units outstanding in 2003 of 138,485,811 (113,545,675 in 2002) which includes outstanding exchangeable shares converted at the period-end exchange ratio. 2003 Net income has been adjusted for interest paid on convertible debentures in the period.

         Basic per unit calculations for the three months ended June 30 are based on the weighted average number of trust units outstanding in 2003 of 145,546,036 (115,324,000 in 2002) which includes outstanding exchangeable shares converted at the period end exchange ratio. 2003 Net income has been adjusted for interest paid on convertible debentures in the period.

     (2) Diluted calculations include 8,859,919 additional trust units for the six months ended June 30, 2003 (684,381 additional trust units in 2002) for the dilutive impact of employee rights and convertible debentures. Diluted calculations include 16,878,146 additional trust units for the three months ended June 30, 2003 (nil in 2002) for the dilutive impact of employee rights and convertible debentures. There were no adjustments to net income in calculating diluted per share amounts for the three or six months.

11.  INCOME TAX

     During the second quarter of 2003, the Canadian federal and Alberta provincial governments substantively enacted reductions in corporate income tax rates. The enacted rates are to be phased in over five years commencing in 2003. As a result, the Trust's income tax rate applied to temporary differences decreased to approximately 35 per cent compared to 42 per cent as at December 31, 2002.

     The future income tax recovery of $70.6 million in the second quarter of 2003 includes a $65 million recovery attributed to the reduction in future income tax rates. Of the $65 million recovery attributed to the reduction in the income tax rates, $37 million is associated with the future income tax liability recorded on the Star acquisition.

     Canadian GAAP requires that the future income tax liability recorded on the Star acquisition be determined based on the enacted rates at the time of closing and that any subsequent rate changes be reflected as a future income tax recovery rather than an adjustment to the purchase price. Upon acquisition of Star, the Trust recorded a future income tax liability of $241 million based on an enacted income tax rate of 42 per cent at the time of closing on April 16, 2003. The future income tax rate reductions were not substantively enacted until after closing the Star acquisition.

News Release - August 7, 2003
Page 25
--------------------------------------------------------------------------------


ARC Energy Trust is Canada's second largest conventional oil and gas royalty trust with an enterprise value of approximately $2.4 billion. The Trust currently has an interest in oil and gas production of approximately 58,000 barrels of oil equivalent per day. The royalty trust structure allows net cash flow to be distributed to unitholders in a tax efficient manner. ARC Energy Trust trades on the TSX under the symbol AET.UN.

ARC RESOURCES LTD.

John P. Dielwart,
President and Chief Executive Officer

                        For further information contact:
                 Investor Relations, E-mail: ir@arcresources.com
     Telephone: (403) 503-8600 Fax: (403) 509-6417 Toll Free 1-888-272-4900
                               ARC Resources Ltd.
                           2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9